                                                                  Reed Smith LLP
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                                                901 East Byrd Street, Suite 1700
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                                                             Tel +1 804 344 3400
                                                             Fax +1 804 344 3410

                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
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                                                                 +1 202 414 9200
W. THOMAS CONNER                                             Fax +1 202 414 9299
Direct Phone: +1 202 414 9208
Email: tconner@reedsmith.com                                       reedsmith.com

August 26, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:  FIRST METLIFE INVESTORS INSURANCE COMPANY
     FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
     CLASS O (OFFERED ON AND AFTER _________, 2015)
     INITIAL REGISTRATION STATEMENT ON FORM N-4 FILED ON JUNE 22, 2015 FILE NOS. 811-08306 AND 333-205137

Dear Mr. Oh:

On behalf of First MetLife Investors Insurance Company (the "Company") and its separate account, First MetLife Investors Variable Annuity Account One (the "Separate Account"), we are responding to the comments of the staff (the "staff") of the Securities and Exchange Commission (the "Commission") provided to us by correspondence dated August 21, 2015, and by telephone on August 21, 2015, with respect to the initial registration statement on Form N-4 (the "Registration Statement") filed on June 22, 2015 relating to the Class O (offered on and after _____, 2015) variable annuity contracts of the Company (the "Contract").

For ease of reference, each comment of the staff is set forth below, followed by the Company's response. Unless noted otherwise, page references in the Company's responses are to the marked courtesy copies of the prospectus and Statement of Additional Information ("SAI") for the Contract provided to the staff in connection with the initial filing of the Registration Statement.

GENERAL
-------

1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be the same as or about the date of effectiveness.

   ABU DHABI . ATHENS . BEIJING . CENTURY CITY . CHICAGO . DUBAI . FRANKFURT HONG KONG . HOUSTON . KAZAKHSTAN . LONDON . LOS ANGELES . MUNICH . NEW YORK
 NORTHERN VIRGINIA . PARIS . PHILADELPHIA . PITTSBURGH . PRINCETON . RICHMOND
    SAN FRANCISCO . SHANGHAI . SILICON VALLEY . SINGAPORE . WASHINGTON, D.C.
                                   WILMINGTON


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Sonny Oh
August 26, 2015                                              (LOGO OF ReedSmith)
Page 2

2. Please confirm that the EDGAR series/class identifiers will be appropriately revised prior to effectiveness of the Registration Statement.

     RESPONSE: We confirm that the EDGAR series/class identifier for the Contract has been revised to reflect the date on which the Company anticipates first offering the Contract, and the series/class identifier for the version of the Class O contract that is currently offered under file number 333-176693 has been revised to reflect the date on which the Company expects to cease offering such contract. Prior to the effectiveness of the Registration Statement, the Company will confirm the accuracy of these dates.

PROSPECTUS
----------

3.   HIGHLIGHTS (PAGE 5)

     Please disclose that you must be at least 62 years old at contract issue to purchase the GLWB benefit and disclose the actual Minimum Issue Age in the paragraph preceding the "Summary of the GLWB" on page 38.

     RESPONSE: We recognize that the prospectuses for the "national" versions of the contracts that offer the GLWB rider disclose the actual Minimum Issue Age, instead of referring generally to the Minimum Issue Age. However, consistent with the prospectuses for the other New York-only contracts that offer the GLWB rider, such as Class VA (offered on and after October 7, 2011), the new Class O prospectus needs to refer generically to the Minimum Issue Age because of a fundamental difference in state insurance law requirements applicable to the GLWB rider in New York. Specifically, if there are future rate changes to the GLWB riders, under New York insurance regulations, such changes will require corresponding changes in the Minimum Issue Age. Accordingly, consistent with the prospectuses for the other New York-only contracts, the specific Minimum Issue Age and rates applicable to the rider are provided in the GLWB Rate Table. In anticipation of future rate changes, the Company intends for the GLWB Rate Table to serve as a central reference point for investors, where investors may find, at a glance, the current rider rates. The Company believes that disclosing the specific Minimum Issue Age throughout the prospectus would undermine the usefulness of the GLWB Rate Table, because future prospectus supplements notifying investors of rate changes would need to identify each place in the prospectus where new information supersedes old information. Centralizing the disclosure of information that is subject to change will allow for a more streamlined prospectus supplement that will be easily understood when read side-by-side with the prospectus.

     As the staff knows, we have worked closely with the staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider. This format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the staff's concern that this approach is employed when there is only one version of the rider


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Sonny Oh
August 26, 2015                                              (LOGO OF ReedSmith)
Page 3

     introduced to date, the Registrant made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. This exact disclosure format was adopted specifically in response to a staff comment we received on the "Guaranteed Withdrawal Benefit" section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the staff, and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. The staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

4.   FEDERAL INCOME TAX STATUS (PAGE 51)

     Please confirm this section is current and accurate.

     RESPONSE: We confirm that this section is current and accurate.

5.   EXHIBITS

     Please revise the powers of attorney submitted as exhibit 13 so that they specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

     Please also include powers of attorney for Directors Kessler and Mullins or confirm they have individually signed this Registration Statement.

     RESPONSE: We have prepared new powers of attorney which specifically identify the Registration Statement by its file number, and which will be signed by (a) each of the persons identified on the signature page of the Registrant as the principal executive officer, principal financial officer or principal accounting officer of the Company, and (b) a majority of the directors in accordance with section 6(a) of the Securities Act of 1933. Such powers of attorney will be filed by a pre-effective amendment to the registration statement.

6.   FINANCIAL STATEMENTS, EXHIBITS AND CERTAIN OTHER INFORMATION

     Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

     RESPONSE: We confirm that the financial statements, exhibits and any other required disclosure that have not been included in the Registration Statement will be included in, and filed by, a pre-effective amendment to the Registration Statement.

7.   REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an


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Sonny Oh
August 26, 2015                                              (LOGO OF ReedSmith)
Page 4

informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

     RESPONSE: The Company, on behalf of the Registrant, will provide the requisite "Tandy representations" in subsequent correspondence requesting acceleration pursuant to Rule 461 under the Securities Act.

ORAL COMMENTS
-------------

A.   PROSPECTUS (PAGE 47)

     In the GLWB rate table, the third band for age 65 to less than 75, confirm that the applicable GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate (Single Lifetime Guarantee Rate) should both be 5.25%.

     RESPONSE: We confirm the third band of the GLWB rate table contains the correct rate for the GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate (Single Lifetime Guarantee Rate).

B.   SAI (PAGE 3)

     Under the caption "Additional Information," there is a cross reference to the section "The Company," but the title of the referenced section is "Company."


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Sonny Oh
August 26, 2015                                              (LOGO OF ReedSmith)
Page 5

     RESPONSE: We have corrected the cross reference to refer to the section "Company" instead of "The Company."

C.   PROSPECTUS (PAGE 47)

     The staff notes that the Minimum Issue Age for the GLWB rider is age 62, but the Lifetime Withdrawal Age is age 59-1/2. Accordingly, the disclosure regarding the operation of the rider should be revised to address the fact that the penalties associated with early withdrawal will not be relevant because the GLWB rider only can be purchased by someone who is older than the Lifetime Withdrawal Age.

     RESPONSE: Although the Minimum Issue Age for the GLWB rider is 62, the Lifetime Withdrawal Age of age 59 1/2 may be relevant in situations where a younger spouse continues the contract after the death of the contract Owner. As described in the prospectus, the GLWB Withdrawal Rates and Lifetime Guarantee Rates are based on the age at first withdrawal of the Owner OR THE OLDER JOINT OWNER of a contract. If the Owner dies prior to the first withdrawal, and the surviving spouse elects to continue the contract and the GWLB rider under the spousal continuation provisions of the contract, the GLWB rates will be based on the age at first withdrawal of the surviving spouse. Because the surviving spouse may be up to four years younger than the contract Owner (see Minimum Spousal Age in the rate table), a surviving spouse may be under age 59 1/2 at the time he or she takes the first withdrawal after continuing the contract.

     We have added a footnote to the two rate columns in the GLWB Rate Table clarifying that the age at first withdrawal of a surviving spouse determines the GLWB rates if the contract has been continued under the spousal continuation provision.

                                      * * *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208 or Peggy Heminger at 412.288.7204.

Very truly yours,

/s/ W. Thomas Conner
---------------------
W. Thomas Conner

WTC/PCH

cc:  Peggy C. Heminger